Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

Terrance James Reilly

D 215.981.4689

terrance.reilly@troutman.com

May 23, 2022

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

  Re:     New Alternatives Fund

      1933 Act Registration No. 002-74436

      1940 Act Registration No. 811-03287

Ladies and Gentlemen:

I am writing to you on behalf of my client, New Alternatives Fund (the “Fund”). This letter is being filed with the U. S. Securities and Exchange Commission (the “Commission”) to respond to verbal comments provided by the Commission’s staff (the “Staff”) on its review of the Fund’s Form N-CSR (including its annual report to shareholders), and Form N-CEN, each for the fiscal year ended December 31, 2021. The Staff’s review was made pursuant to Section 408 of the Sarbanes-Oxley Act of 2002.

On Wednesday, April 20, 2022, the Fund received verbal comments from Christina DiAngelo Fettig, Senior Staff Accountant of the Division of Investment Management, Disclosure Review Office. Ms. DiAngelo Fettig’s comments are in italics with the Fund’s response below each comment.

Form N-CSR.

    1.        The Staff noted that the actual language of Form N-CSR had recently been updated. They also noted that the Fund had used the old version of Form N-CSR. They requested that the Fund use the updated Form N-CSR going forward.

    The Fund will use the current version of Form N-CSR going forward.

    2.        The Staff requested that the Fund file a Form N-CSR amendment to correct certain items listed below in comments Nos. 3, 4 and 5.

U. S. Securities and Exchange Commission Disclosure Review Office May 23, 2022 Page 2 of 5

    The Fund has amended its Form N-CSR with the changes requested by the Staff. The N-CSR filing occurred on May 19, 2022. The Fund will use the current version of Form N-CSR going forward.

    3.        The Staff stated that Item 4 of Form N-CSR had been amended to add paragraphs (i) and (j). The Fund’s Form N-CSR omitted those two questions from its filing. The Staff requested that the Fund include paragraphs (i) and (j) going forward. In addition, the Staff requested that the Fund include paragraphs (i) and (j), and a response to those paragraphs, in the amendment to Form N-CSR to be filed as per comment No. 2, above.

    The amended N-CSR added Item 4, paragraphs (i) and (j). The paragraphs are not applicable to the Fund. The Fund will use the current version of Form N-CSR going forward.

    4.        The Staff stated that Item 11(b) of Form N-CSR had been amended to change the language of paragraph (b). In Item 11(b), where the language had stated “during the registrant’s last fiscal quarter,” it now states “during the period covered by this report.” The Fund had used the old version of Form N-CSR. The Staff requested that the Fund include the new language of Item 11(b) going forward. The Staff additionally requested that the Fund include a revised Item 11(b) in the amendment to Form N-CSR to be filed as per comment No. 2, above.

    The amended N-CSR added the new language for Item 11(b). The Fund will use the current version of Form N-CSR going forward.

    5.        The Staff stated that the certification provided pursuant to Item 13(a)(2) of Form N-CSR is incorrect. In the certification, under Item 4(d), where it references “financial reporting that occurred during the registrant’s most recent fiscal quarter,” it should state “financial reporting that occurred during the period covered by this report.” The Staff requested that the Fund include the new language of Item 4(d) going forward. The Staff additionally requested that the Fund include a revised certification provided pursuant to Rule 30a-2 in the amendment to Form N-CSR to be filed as per comment No. 2, above. The updated certification should be re-executed and re-dated.

    The amended Form N-CSR contained a revised certification. The Fund will use the current version of Form N-CSR going forward.

Annual Report to Shareholders (the “Annual Report”).

    1.        The Staff informed me that although a copy of the Fund’s Annual Report has to be re-filed with the Commission in the amended Form N-CSR, the requested changes here to the Annual Report do not have to be made to the current Annual Report. The requested changes just need to be addressed in a letter to the Commission and included, as applicable, on an on-going basis in future financial statements.

U. S. Securities and Exchange Commission Disclosure Review Office May 23, 2022 Page 3 of 5

The requested changes to the financial statements and notes thereto will appear in future financial reports.

2.         In the Shareholder Letter, on page 5 of the Annual Report, under the section titled “Income from Dividends and Income,” the per share dividends reported for Class A Shares and Investor Shares in 2021, each include $0.13 that is really a return of capital. The Fund is not permitted to advertise return of capital as a dividend. It should be broken out and clearly labeled. The Staff instructed that the Fund clarify in future shareholder letters what portion of a distribution is a return of capital.

The change you requested will be made to future financial statements.

3.         In the Shareholder Letter, on page 5 of the Annual Report, under the section titled “Realized and Unrealized Capital Gain/Loss,” the last line of the first paragraph states that “the Fund had a net realized and unrealized loss of -$26,853,328.” The Staff requested that the investment adviser explain the calculation used to arrive at this number. The Staff was unable to get the same number.

The investment adviser reviewed the number included in the Shareholder Letter and has concluded that the number provided for net realized and unrealized loss of -$26,853,328 was a mistake. The amount for net realized and unrealized loss should have been -$26,150,665.

4.         On page 15 of the Annual Report, under the “Schedule of Investments,” the Fund lists the 500,000 Abengoa SA warrants at $0 or 0.0% of the Fund’s net assets. The Staff asked whether or not that amount/percentage was included in the table on page 24? The table on page 24 is the inputs used in valuing the Fund’s assets. The Staff requested that the warrants be included on future tables in future financial statements. The Staff also asked whether the $0 amount for Abengoa SA warrants should be listed under Level 1 or Level 2 of the table?

The amount/percentage for the Abengoa warrants were not included in the table on page 24. The Abengoa SA warrants no longer trade. Since they were valued at $0 and represented 0.0% of the Fund’s assets, their inclusion or exclusion would have no impact on the information in the chart at all.

The Fund will include the amount/percentage for the Abengoa warrants in the table in future financial reports, as applicable. I have been advised that Level 2 would be the appropriate spot on the table for their inclusion.

5.         On page 17 of the Annual Report, under the “Statement of Assets and Liabilities,” the Staff noted the “Tax reclaims” listed under receivables, and the fact that there was no corresponding reference to a note to the financials on the matter. The Staff requested a tax reclaims note in future financial statements.

U. S. Securities and Exchange Commission Disclosure Review Office May 23, 2022 Page 4 of 5

The change the Staff requested will be made. A note on the tax reclaims, as applicable, will appear in future financial statements.

6.         On page 17 of the Annual Report, under the “Statement of Assets and Liabilities,” the Staff asked if there were any open payables due to the Trustees? If so, the Staff instructed that the open payables be disclosed separately as per the requirements of section 6-03(l) and 6-04 of Reg. S-X.

I have been advised by Fund management that there were no open payables due to the Trustees.

7.         Under Note 4 of the Notes to Financial Statements, on page 27 of the Annual Report, the Staff requested that future financial statements disclose the frequency and timing of related-party transactions, such as the payment of investment advisory fees.

The change you requested will be made to future financial statements and the notes thereto. Investment advisory fees are accrued daily and paid monthly in arrears.

N-CEN and Section 19 Notices.

1.         The Staff noted the return of capital during the 2021 fiscal year. The Staff asked why the Fund did not answer Item B-23 of Form N-CEN as “Yes?” Item B-23 asks “during the reporting period, did the registrant pay any dividend or make any distribution in the nature of a dividend payment, required to be accompanied by a written statement pursuant to section 19 (a) of the 1940 Act?”

The response to Item B-23 of Form N-CEN was incorrect. It should have been answered “Yes.”

2.         The Staff asked that the Fund confirm that it has complied with the shareholder notice requirements of Section 19(a) of the 1940 Act.

The Fund did not comply with the shareholder notice requirement of Section 19(a) of the 1940 Act. Fund management is putting in place procedures with its service providers to ensure this does not recur.

In late December, 2021, when the Fund was calculating and declaring its year-end dividends, it believed that the $0.13 per share from return of capital was dividend income. It was during the 2021 audit when a Fund transaction was reclassified and a portion reported as a return of capital. Information about any return of capital was not known at the time of paying the 2021 distributions. However, this inaccuracy should have been reported to shareholders in the Fund’s Annual Report (i.e., the first report to shareholders following discovery of the inaccuracy as per Rule 19a-1(e) of the 1940 Act).

U. S. Securities and Exchange Commission Disclosure Review Office May 23, 2022 Page 5 of 5

Prospectus.

1.         The Staff requested that at the next update of the prospectus, the Fund add language to its section on investments in master limited partnerships (“MLPs”), acknowledging that the Fund is limited to investing no more than 25% of its assets in MLPs.

The change you requested has been made to the current prospectus dated April 30, 2022.

* * * * *

I believe that this resolves all of the comments that were raised in my conversation with Ms. DiAngelo Fettig from the Commission. A copy of this correspondence is being filed via EDGAR transmission. Questions concerning this filing may be directed to Terrance James Reilly at (215) 981-4689.

Very truly yours,

/s/ TERRANCE JAMES REILLY
Terrance James Reilly

cc:	David J. Schoenwald Christina DiAngelo Fettig – SEC